Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
SearchMedia International Limited
We consent to the use of our report, dated March 31, 2009, with respect to the consolidated balance sheet of SearchMedia International Limited (“SearchMedia”) as of December 31, 2007, and the related consolidated statements of income, shareholders’ deficit and comprehensive income, and cash flows for the period from February 9, 2007 (date of inception) to December 31, 2007, included herein, and to the reference to our firm under the heading “Experts” in the registration statement. Our report on SearchMedia contains an explanatory paragraph that states that the Company’s inability to generate sufficient cash flows to meet its payment obligations and the Company’s shareholders’ deficit raise substantial doubt about its ability to continue as a going concern.
/s/ KPMG
Hong Kong, China
March 31, 2009